UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2016
Commission File Number: 001-35530
BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant's name into English)
73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST
Exhibit
99.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P. dated May 3, 2016
99.2	Notice of Change in Corporate Structure dated May 4, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited
Date: May 4, 2016	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary